Exhibit 99-1

Pursuant to a plan of reorganization, in October 2016 the Issuer issued shares of Common Stock, Warrants and 13.50% Second Lien Senior Secured Convertible Notes due 2019 ("Convertible Notes") to certain of its creditors and participants in the reorganization, including investment advisory clients ("Clients") of Franklin Advisers, Inc. ("FAV"). FAV Clients with interests exceeding 10% are:

Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 1,817,357 shares of such Common Stock, and

Franklin High Income Fund, a series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 1,564,884 shares of such Common Stock and 386,720 shares underlying Convertible Notes.

FAV is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). FAV may be deemed to beneficially own the Common Stock for purposes of Rule 13d-3, and accordingly for purposes of section 16(a), under the Securities Exchange Act of 1934, as amended (the "Act"), in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI, FAV and their affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC ("FMA") and Franklin Advisory Services, LLC ("FAS"), each an indirect wholly owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA and FAS are collectively, "FRI affiliates"). Furthermore, internal policies and procedures of FMA, FAS and FRI establish informational barriers that prevent the flow between FMA and FAS, on the one hand, and the FRI affiliates, on the other hand, of information that relates to the voting and investment powers over the securities owned by their respective management clients. Consequently, FMA and FAS report the securities over which they hold investment and voting power separately from the FRI affiliates for purposes of
Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI's subsidiaries provide investment management services. FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Common Stock. In addition, the filing of this Form 4 on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Common
  Stock.

FRI, the Principal Shareholders, and FAV believe that they are not a group within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common Stock held by any of them or by any persons or entities for whom or for which FAV provides investment management services.